APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Slauterhouse Brewing
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Slauterhouse Brewing
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 25,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	35,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	60,000.00
Fixed Assets:	
Real estate	150,000.00
Buildings	-
Furniture and Equipment	80,000.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	230,000.00
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 290,000.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-

Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		290,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		290,000.00
TOTAL LIABILITIES & EQUITY	$	**290,000.00**
Balance Sheet Check		-

Slauterhouse Brewing
Income Statement - unaudited
For the periods ended 12/31/2020

| | Current Period |
	1/1/2020 - 12/31/2020
REVENUES	
Sales	$ 185,059.00
Other Revenue	-
TOTAL REVENUES	**185,059.00**
COST OF GOODS SOLD	
Cost of Sales	56,579.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	56,579.00
GROSS PROFIT (LOSS)	128,480.00
OPERATING EXPENSES	
Advertising and Promotion	1,237.00
Bank Service Charges	-
Business Licenses and Permits	-
Taxes abd Licenses	13,251.00
Depreciation	-
Dues and Subscriptions	-
Insurance	9,195.00
Meals and Entertainment	1,266.00
Miscellaneous Expense	8,702.00
Repairs and Maintenance	17,979.00
Payroll Processing	-
Professional Services - Legal, Accounting	2,358.00
Occupancy	-
Rental Payments	1,325.00
Salaries	63,642.00
Payroll Taxes and Benefits	
Travel	2,987.00
Utilities	4,757.00
Website Development	-
TOTAL OPERATING EXPENSES	126,699.00

OPERATING PROFIT (LOSS)		1,781.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)		264.00
Interest Expense		-
Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		264.00
NET INCOME (LOSS)	$	**1,517.00**

Slauterhouse Brewing
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 20,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	85,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	105,000.00
Fixed Assets:	
Land	-
Buildings	175,000.00
Furniture and Equipment	155,000.00
Computer Equipment	-
Vehicles	7,000.00
Less: Accumulated Depreciation	(5,000.00)
Total Fixed Assets	332,000.00
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 437,000.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	45,000.00
Sales Tax Payable	-
Payroll Liabilities	-
Line of Credit	120,000.00
Current Portion of Long-Term Debt	-
Total Current Liabilities	165,000.00

Long-Term Liabilities:

Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-

EQUITY

Capital Stock/Partner's Equity	272,000.00
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	272,000.00

TOTAL LIABILITIES & EQUITY	$	**437,000.00**

Balance Sheet Check	-

I, Derek T Lees, certify that:

1. The financial statements of Slauterhouse, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Slauterhouse, LLC included in this Form reflects accurately the information reported on the tax return for Slauterhouse, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _Derek_

Name: Derek T Lees

Title: Owner